The Dayton Power and Light Company
1065 Woodman Drive
Dayton, Ohio 45432

March 11, 2020

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC  20549

Re:	The Dayton Power and Light Company
Registration Statement on Form S-4
File No. 333-234611

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, The Dayton Power and Light Company (the “Company”) hereby respectfully requests that the effective date of the above referenced Registration Statement on Form S-4, filed by the Company on November 8, 2019 and amended on March 6, 2020, be accelerated to 4:00 p.m. (EST) on Thursday, March 12, 2020, or as soon thereafter as practicable.

The Company hereby acknowledges that:

•
should the Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

The Dayton Power and Light Company

By: /s/ Judi L. Sobecki
Name: Judi L. Sobecki
Title: Vice President, General Counsel and Secretary

cc:     Richard D. Truesdell, Jr.
Davis Polk & Wardwell LLP